Afya Limited

Unaudited interim condensed

consolidated financial statements

September 30, 2022

Afya Limited

Unaudited interim condensed consolidated statements of financial position

As of September 30, 2022, and December 31, 2021

(In thousands of Brazilian reais)

	Notes	September 30, 2022	December 31, 2021
Assets		(unaudited)
Current assets
Cash and cash equivalents	5	715,644	748,562
Trade receivables	6	405,450	378,351
Inventories		12,488	11,827
Recoverable taxes		42,510	25,579
Other assets	8	37,874	42,533
Total current assets		1,213,966	1,206,852

Non-current assets
Trade receivables	6	34,218	27,442
Other assets	8	198,700	180,306
Investment in associate	9	55,900	48,477
Property and equipment	10	503,626	419,808
Right-of-use assets	12.2.2	712,068	663,686
Intangible assets	11	4,042,545	3,900,835
Total non-current assets		5,547,057	5,240,554

Total assets		6,761,023	6,447,406

Liabilities
Current liabilities
Trade payables		62,905	59,098
Loans and financing	12.2.1	259,638	128,720
Lease liabilities	12.2.2	28,685	24,955
Accounts payable to selling shareholders	12.2.3	241,560	239,849
Notes payable	12.2.4	17,333	14,478
Advances from customers		108,588	114,585
Labor and social obligations		202,040	131,294
Taxes payable		24,170	26,715
Income taxes payable		27,353	11,649
Other liabilities		4,532	15,163
Total current liabilities		976,804	766,506

Non-current liabilities
Loans and financing	12.2.1	1,140,086	1,246,156
Lease liabilities	12.2.2	753,539	689,130
Accounts payable to selling shareholders	12.2.3	356,807	439,977
Notes payable	12.2.4	48,415	58,248
Taxes payable		93,445	96,598
Provision for legal proceedings	22	205,151	148,287
Other liabilities		12,962	2,486
Total non-current liabilities		2,610,405	2,680,882
Total liabilities		3,587,209	3,447,388

Equity
Share capital	16	17	17
Additional paid-in capital		2,375,344	2,375,344
Share-based compensation reserve		114,515	94,101
Treasury stock		(304,947)	(152,630)
Retained earnings		938,192	631,317
Equity attributable to equity holders of the parent		3,123,121	2,948,149
Non-controlling interests		50,693	51,869
Total equity		3,173,814	3,000,018

Total liabilities and equity		6,761,023	6,447,406

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

F-2

Afya Limited

Unaudited interim condensed consolidated statements of income and comprehensive income

For the three and nine-month periods ended September 30, 2022 and 2021

(In thousands of Brazilian reais, except for earnings per share information)

		Three-month period ended		Nine-month period ended
	Notes	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net revenue	18	580,575	454,387	1,745,055	1,221,112
Cost of services	19	(216,691)	(180,042)	(622,663)	(450,993)
Gross profit		363,884	274,345	1,122,392	770,119

General and administrative expenses	19	(210,692)	(178,811)	(596,621)	(444,399)
Other (expenses) income, net		(7,173)	(135)	(8,739)	1,163

Operating income		146,019	95,399	517,032	326,883

Finance income	20	29,202	29,161	76,618	45,144
Finance expenses	20	(91,933)	(64,558)	(256,873)	(168,825)
Finance result		(62,731)	(35,397)	(180,255)	(123,681)

Share of income of associate	9	3,819	3,004	10,260	8,626

Income before income taxes		87,107	63,006	347,037	211,828

Income taxes expenses	21	(6,697)	(5,017)	(25,612)	(18,546)

Net income		80,410	57,989	321,425	193,282

Other comprehensive income		-	-	-	-
Total comprehensive income		80,410	57,989	321,425	193,282

Income attributable to
Equity holders of the parent		75,760	53,030	306,875	178,357
Non-controlling interests		4,650	4,959	14,550	14,925
		80,410	57,989	321,425	193,282
Basic earnings per share
Per common share	17	0.84	0.57	3.39	1.91
Diluted earnings per share Per common share	17	0.84	0.56	3.38	1.89

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

F-3

Afya Limited

Unaudited interim condensed consolidated statements of changes in equity

For the nine-month periods ended September 30, 2022 and 2021

(In thousands of Brazilian reais)

	Equity attributable to equity holders of the parent
	Share capital	Additional paid-in capital	Treasury Shares	Share-based compensation reserve	Retained earnings	Total	Non-controlling interests	Total equity

Balances at December 31, 2020	17	2,323,488	-	50,724	407,991	2,782,220	51,560	2,833,780
Net income	-	-	-	-	178,357	178,357	14,925	193,282
Total comprehensive income	-	-	-	-	178,357	178,357	14,925	193,282
Capital increase	-	74,500	-	-	-	74,500	-	74,500
Treasury shares	-	-	(98,541)	-	-	(98,541)	-	(98,541)
Treasury shares transferred from exercise of stock options	-	(21,289)	54,010	-	-	32,721	-	32,721
Share-based compensation	-	-	-	33,949	-	33,949	-	33,949
Dividends declared	-	-	-	-	-	-	(15,663)	(15,663)
Balances at September 30, 2021 (unaudited)	17	2,376,699	(44,531)	84,673	586,348	3,003,206	50,822	3,054,028

Balances at December 31, 2021	17	2,375,344	(152,630)	94,101	631,317	2,948,149	51,869	3,000,018
Net income	-	-	-	-	306,875	306,875	14,550	321,425
Total comprehensive income	-	-	-	-	306,875	306,875	14,550	321,425
Treasury shares	-	-	(152,317)	-	-	(152,317)	-	(152,317)
Share-based compensation	-	-	-	20,414	-	20,414	-	20,414
Dividends declared	-	-	-	-	-	-	(15,726)	(15,726)
Balances at September 30, 2022 (unaudited)	17	2,375,344	(304,947)	114,515	938,192	3,123,121	50,693	3,173,814

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

F-4

Afya Limited

Unaudited interim condensed consolidated statements of cash flows

For the nine-month periods ended September 30, 2022 and 2021

(In thousands of Brazilian reais)

	September 30, 2022	September 30, 2021
Operating activities	(unaudited)	(unaudited)
Income before income taxes	347,037	211,828
Adjustments to reconcile income before income taxes
Depreciation and amortization	151,706	112,204
Write-off of property and equipment	683	1,936
Write-off of intangible assets	6	1,049
Allowance for doubtful accounts	29,441	34,005
Share-based compensation expense	20,414	33,949
Net foreign exchange differences	293	18,376
Accrued interest	147,839	66,851
Accrued lease interest	63,458	47,738
Share of income of associate	(10,260)	(8,626)
Provision for legal proceedings	8,531	9,286
Changes in assets and liabilities
Trade receivables	(60,167)	(18,593)
Inventories	(661)	(1,232)
Recoverable taxes	(16,931)	(8,228)
Other assets	5,858	(11,264)
Trade payables	1,398	3,461
Taxes payables	10,709	(1,247)
Advances from customers	(16,075)	9,419
Labor and social obligations	70,608	54,005
Other liabilities	(10,066)	2,276
	743,821	557,193
Income taxes paid	(27,940)	(28,495)

Net cash flows from operating activities	715,881	528,698

Investing activities
Acquisition of property and equipment	(116,641)	(97,435)
Acquisition of intangibles assets	(70,423)	(43,290)
Dividends received	2,837	5,770
Acquisition of subsidiaries, net of cash acquired	(242,752)	(925,279)
Restricted cash	-	8,103
Net cash flows used in investing activities	(426,979)	(1,052,131)

Financing activities
Payments of loans and financing	(68,975)	(130,446)
Issuance of loans and financing	-	809,539
Payments of lease liabilities	(84,509)	(61,909)
Treasury shares	(152,317)	(98,541)
Proceeds from exercise of stock options	-	32,721
Dividends paid to non-controlling interests	(15,726)	(15,663)
Net cash flows from (used in) financing activities	(321,527)	535,701
Net foreign exchange differences	(293)	(18,376)
Net increase in cash and cash equivalents	(32,918)	(6,108)
Cash and cash equivalents at the beginning of the period	748,562	1,045,042
Cash and cash equivalents at the end of the period	715,644	1,038,934

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

F-5

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

1	Corporate information

Afya Limited (“Afya”), collectively with its subsidiaries referred to as the “Company”, is a holding company incorporated under the laws of the Cayman Islands on March 22, 2019. Afya Limited became the holding company of Afya Participações S.A. (hereafter referred to as “Afya Brazil”), formerly denominated NRE Participações S.A., through the completion of the corporate reorganization in July 2019. Up to that date, Afya Limited did not have commenced operations and had only nominal assets and liabilities and no material contingent liabilities or commitments. Accordingly, Afya Limited’s consolidated financial information substantially reflects the operations of Afya Brazil after the corporate reorganization. The Company completed its initial public offering (IPO) on July 19, 2019, and its shares are listed on the Nasdaq under the symbol “AFYA.”

The Company is formed by a network of higher education and post-graduate institutions focused on medicine located in 18 Brazilian states forming the largest educational group by the number of medical seats in the country. In non-regulated education, Afya provides services that comprise the development and sale of electronically distributed educational courses on medicine science, related printed and soft skills educational content. The Company also offers solutions to empower the physicians in their daily routine including supporting clinic decisions through mobile app subscription, delivering practice management tools through a SaaS (“Software as a Service”) model and supporting the patient-physician relationship.

On February 23, 2022, Afya announced that the Secretary of Regulation and Supervision of Higher Education of the Ministry of Education (“MEC”) authorized the operations of the medical schools in Abaetetuba, in the State of Pará, and Itacoatiara, in the State of Amazonas, both under Mais Médicos II program. With the authorizations, Afya reaches its third and fourth authorized schools to start operating under the Mais Medicos II program. Each medical school will contribute with 50 seats.

On March 16, 2022, MEC authorized the operations of the medical schools in Bragança, in the State of Pará, and Manacapuru, in the State of Amazonas, both under Mais Médicos II program. With the authorizations, Afya reaches its fifth and sixth authorized schools to start operating under the Mais Medicos II program. Each medical school will contribute with 50 seats.

On March 18, 2022, Afya announced that MEC authorized the increase of 28 seats of Centro Universitário São Lucas, in Ji-Parana located in the state of Rondônia. The earn-out related to the seats approval is R$800 per seat, adjusted by the CDI rate from the closing until the payment date, of which: (i) 50% was paid in April 2022, and (ii) 50% is payable in cash in two equal installments through 2024.

Acquisitions in 2022

(i) On March 4, 2022, Afya Brazil acquired BMV Atividades Médicas Ltda. (“Além da Medicina”). Além da Medicina is a medical content online platform for physicians and medical students that provides educational tools besides technical medical content that can assist them throughout their careers. Its contents include mentoring for residency, soft skills and finance, accounting, and investment basics for physicians. See Note 4.

(ii) On April 5, 2022, Afya Brazil acquired Cardiopapers Soluções Digitais Ltda. (“CardioPapers”). CardioPapers is the main medical content and education platform in the Cardiology field, offering courses and books developed by physicians and for physicians, covering all phases of the medical career, aligned with Afya's overall business strategy. See Note 4.

F-6

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

(iii) On May 23, 2022, Afya Brazil acquired Quasar Telemedicina Desenvolvimento de Sistemas Computacionais Ltda. (“Glic”). Glic is a free diabetes care and management app solution for physicians and patients that uses technology to improve diabetes education and daily routine practices, connecting users, devices and health providers. See Note 4.

COVID-19

In December 2019, a novel strain of coronavirus (COVID-19) was reported to have emerged in Wuhan, China. COVID-19 has since spread to most of the countries around the globe, including every state in Brazil. On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a pandemic, and on March 20, 2020 the Brazilian federal government declared a national emergency with respect to COVID-19.

Since March 17, 2020, there has been some interruption of our on-campus activities due to Brazilian government authorities’ mandatory lockdowns. We managed to rapidly adapt our business to these unusual times, and although there has been an interruption of our on-campus activities, we are offering our non-practical educational activities to our students through our online platform (rather than on-site). Regarding the offering of practical classes, we quickly resumed our in-hospital and health care residency programs for fifth and sixth-year students, which represents the largest portion of our practical curriculum. By the date of issuance of these interim financial statements all of the lockdown restrictions have been revoked by Brazilian authorities in our campus locations and the Company has also successfully retaken all of its practical classes in medicines courses and all of its classroom classes.

During 2020, some of the Brazilian states had issued decrees granting discounts to our students because of COVID-19. These mandatory discounts have been suspended as their constitutionality has been challenged in the superior courts.

On November 18, 2021, the Brazilian Federal Court of Justice (STF) decided, by the majority of the votes, that any lawsuit with decisions to apply linear discounts in monthly tuition fees for private universities with respect to the COVID-19 pandemic are unconstitutional. Therefore, the Company shall not apply linear discounts on any active monthly tuition fees that are related to the effects of the Covid-19 pandemic. Regarding the discounts granted by the date of issuance of these financial statements, the Company is charging back the students as final legal decisions were given by the Brazilian Federal Court of Justice.

For the nine-month period ended September 30, 2022, the Company has invoiced R$21,062 from previous periods, net of discounts granted due to COVID-19, being the amount substantially arising from its subsidiary FCMPB, following a lower court decision that suspended the granted discounts in favor of the Company (R$ 25,933 discounts granted, net of discounts recovered, for the nine-month period ended September 30, 2021). The outstanding balances are classified in accounts receivables.

F-7

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Conflict between Russia and Ukraine.

As a result of the current geopolitical tensions and conflict between Russia and Ukraine, and the recent recognition by Russia of the independence of the self-proclaimed republics of Donetsk and Luhansk in the Donbas region of Ukraine, the governments of the United States, the European Union, Japan and other jurisdictions have recently announced the imposition of sanctions on certain industry sectors and parties in Russia, Belarus and the regions of Donetsk and Luhansk, as well as enhanced export controls on certain products and industries. These and any additional sanctions and export controls, as well as any counter responses by the governments of Russia or other jurisdictions, could adversely affect, directly or indirectly, the global supply chain, with negative implications on the availability of raw materials, energy prices, and our customers, as well as the local and global financial markets and financial services industry and the global economy in general.

As of the date of these interim financial statements, the conflict between Russia and Ukraine has not brought significant impact over Afya’s operations and results

2	Significant accounting policies

2.1 Basis for preparation of the unaudited interim condensed consolidated financial statements

The unaudited interim condensed consolidated financial statements as of September 30, 2022 and for the three-month and nine-month periods ended September 30, 2022 and 2021 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for contingent consideration that have been measured at fair value.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2021.

Afya Limited is a holding company, as such the primary source of revenue derives from its interest on the operational companies in Brazil. As result, the Brazilian Real has been assessed as the Company`s functional currency.

The unaudited interim condensed consolidated financial statements are presented in Brazilian Reais (“BRL” or “R$”), which is the Company’s functional and presentation currency. All amounts are rounded to the nearest thousand.

These unaudited interim condensed consolidated financial statements as of September 30, 2022 and for the three-month and nine-month periods ended September 30, 2022 and 2021 were authorized for issuance by the Board of Directors on November 18, 2022.

2.2 Changes in accounting policies and disclosures

New standards, interpretations and amendments adopted by the Company

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2021. The Company has not

F-8

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Certain amendments apply for the first time in 2022, but do not have an impact on the interim condensed consolidated financial statements of the Company.

F-9

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

2.3 Basis consolidation

The table below is a list of the Company’s subsidiaries and associate:

				Direct and indirect interest
Name	Principal activities	Location	Investment type	September 30, 2022 (unaudited)	December 31, 2021
Afya Participações S.A. (“Afya Brazil”)	Holding	Nova Lima - MG	Subsidiary	100%	100%
Instituto Tocantinense Presidente Antônio Carlos Porto S.A. – (“ITPAC Porto”)	Undergraduate degree programs	Porto Nacional - TO	Subsidiary	100%	100%
Instituto Tocantinense Presidente Antônio Carlos S.A. – (“ITPAC Araguaina”)	Undergraduate degree programs	Araguaína - TO	Subsidiary	100%	100%
União Educacional do Vale do Aço S.A. – (“UNIVAÇO”)	Medicine undergraduate degree program	Ipatinga - MG	Subsidiary	100%	100%
IPTAN - Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A. (“IPTAN”)	Undergraduate degree programs	São João Del Rei - MG	Subsidiary	100%	100%
Instituto de Educação Superior do Vale do Parnaíba S.A. (“IESVAP”)	Undergraduate degree programs	Parnaíba - PI	Subsidiary	80%	80%
Centro de Ciências em Saúde de Itajubá S.A. (“CCSI”)	Medicine undergraduate degree program	Itajubá - MG	Subsidiary	60%	60%
Instituto de Ensino Superior do Piauí S.A. (”IESP”)	Undergraduate and graduate degree programs	Teresina - PI	Subsidiary	100%	100%
Centro Integrado de Saúde de Teresina (“CIS”)	Outpatient care	Teresina - PI	Subsidiary	100%	100%
FADEP - Faculdade Educacional de Pato Branco Ltda. (“FADEP”)	Undergraduate degree programs	Pato Branco - PR	Subsidiary	100%	100%
Medcel Editora e Eventos S.A. (“Medcel”)	Medical education content	São Paulo - SP	Subsidiary	100%	100%
Instituto Educacional Santo Agostinho S.A. (“FASA”)	Undergraduate degree programs	Montes Claros - MG	Subsidiary	100%	100%
ESMC Educação Superior Ltda. (“ESMC”)	Undergraduate degree programs	Montes Claros - MG	Subsidiary	100%	100%
Instituto de Pesquisa e Ensino Médico do Estado de Minas Gerais Ltda. (“IPEMED”)	Graduate	Belo Horizonte - MG	Subsidiary	100%	100%
Instituto Paraense de Educação e Cultura Ltda (“IPEC”)	Medicine degree programs	Marabá - PA	Subsidiary	100%	100%
Sociedade Universitária Redentor S.A. (“UniRedentor”)	Undergraduate and graduate degree programs	Itaperuna - RJ	Subsidiary	100%	100%
Centro Universitário São Lucas Ltda. (“UniSL”)	Undergraduate degree programs	Porto Velho - RO	Subsidiary	100%	100%
Peb Med Instituição de Pesquisa Médica e Serviços Ltda (“PebMed”)	Content and clinical tools and online platform	Rio de Janeiro - RJ	Subsidiary	100%	100%
Faculdade de Ensino Superior da Amazônia Reunida – (“FESAR”)	Undergraduate degree programs	Redenção – PA	Subsidiary	100%	100%
Centro Superior de Ciências da Saúde S/S Ltda. (“FCMPB”)	Medicine degree programs	João Pessoa – PB	Subsidiary	100%	100%
MedPhone Tecnologia em Saúde Ltda. (“MedPhone”)	Content and clinical tools and online platform	Recife – PE	Subsidiary	100%	100%
iClinic Desenvolvimento de Software Ltda (“iClinic”)	Electronic Medical Record, Clinical Management System	Ribeirão Preto - SP	Subsidiary	100%	100%
Medicinae Solutions S.A. (“Medicinae”)	Healthcare payments and financial services	Rio de Janeiro – RJ	Subsidiary	100%	100%
Medical Harbour Aparelhos Médico Hospitalares e Serviços em Tecnologia Ltda. (“Medical Harbour”)	Educational health and medical imaging	Florianópolis – SC	Subsidiary	100%	100%
Cliquefarma Drogarias Online Ltda.(“Cliquefarma”)	Online platform	São Paulo – SP	Subsidiary	100%	100%
Shosp Tecnologia da Informação Ltda. (“Shosp”)	Electronic Medical Record, Clinical Management System	Rio de Janeiro – RJ	Subsidiary	100%	100%
Sociedade Padrão de Educação Superior Ltda. (“UnifipMoc”)	Undergraduate degree programs	Montes Claros - MG	Subsidiary	100%	100%
Nucleo de Atenção à Saúde e de Práticas Profissionalizantes (“NASPP)	Outpatient care	Montes Claros - MG	Subsidiary	100%	100%
Companhia Nilza Cordeiro Herdy de Educação e Cultura. (“Unigranrio”)	Undergraduate and graduate degree programs	Duque de Caxias - RJ	Subsidiary	100%	100%
Policlínica e Centro de Estética Duque de Caxias Ltda. (“Policlínica”)	Outpatient care	Duque de Caxias - RJ	Subsidiary	100%	100%
Sociedade Educacional de Palhoça S/A Ltda. (“SOCIESP”)	Basic Education	Palhoça - SC	Subsidiary	100%	100%
Instituto de Ensino Superior de Palhoça S/S Ltda. (“IESP PALHOÇA”)	Undergraduate degree programs	Palhoça - SC	Subsidiary	100%	100%
RX PRO Soluções de Tecnologia Ltda. (“RX PRO”)	Marketing for pharmaceutical industry	São Paulo – SP	Subsidiary	100%	100%
RX PRO LOG Transporte e Logística Ltda. (“RX PRO LOG”)	Marketing for pharmaceutical industry	São Paulo – SP	Subsidiary	100%	100%
BMV Atividades Médicas Ltda. (“Além da Medicina”) *	Medical education content	São Paulo – SP	Subsidiary	100%	-
Cardiopapers Soluções Digitais Ltda (“CardioPapers”) *	Medical education content	Recife – PE	Subsidiary	100%	-
Quasar Telemedicina Desenvolvimento de Sistemas Computacionais Ltda. (“Glic”) *	Patient physician relationship	Barueri – SP	Subsidiary	100%	-
União Educacional do Planalto Central S.A. (“UEPC”)	Undergraduate degree programs	Brasília - DF	Associate	30%	30%

* See Note 4 for further details of the business combinations during 2022.

F-10

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The financial information of the acquired subsidiaries is included in the Company’s consolidated financial statements beginning on the respective acquisition dates.

The Company consolidates the financial information for all entities it controls. Control is achieved when the Company is exposed to, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and it ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

When necessary, adjustments are made to the financial statements of subsidiaries in order to bring their accounting policies in line with the Company’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Company loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resulting gain or loss is recognized in the statement of income.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statements of financial position, consolidated statements of income and comprehensive income and consolidated statements of changes in equity.

3	Segment information

The Company has three reportable segments as follows:

• Undergrad, which provides educational services through undergraduate courses related to medicine, other health sciences and other undergraduate programs;

• Continuing Education, which provides specialization programs and graduate courses in medicine; and

• Digital Services, which provides content and technology for medical education, clinical decisions software, practice management tools and electronic medical records, doctor-patient relationship, telemedicine and digital prescription for physicians and provides access and demand and efficiency for the healthcare players.

Segment information is presented consistently with the internal reports provided to the Company's Chief Executive Officer (CEO), which is the Chief Operating Decision Maker (CODM) and is responsible for allocating resources, assessing the performance of the Company's operating segments, and making the Company's strategic decisions.

No operating segments have been aggregated to form the above reportable operating segments. There is only one geographic region and the results are monitored and evaluated as a single business.

F-11

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The following tables presents assets and liabilities information for the Company’s operating segments as of September 30, 2022 and December 31, 2021, respectively:

	Undergrad	Continuing Education	Digital Services	Total reportable segments	Adjustments and eliminations	Total
As of September 30, 2022 (unaudited)
Total assets	6,366,832	144,994	249,197	6,761,023	-	6,761,023
Current assets	1,052,772	57,246	103,948	1,213,966	-	1,213,966
Non-current assets	5,314,060	87,748	145,249	5,547,057	-	5,547,057

Total liabilities and equity	6,366,832	144,994	249,197	6,761,023	-	6,761,023
Current liabilities	802,134	51,641	123,029	976,804	-	976,804
Non-current liabilities	2,497,691	66,007	46,707	2,610,405	-	2,610,405
Equity	3,067,007	27,346	79,461	3,173,814	-	3,173,814

	Undergrad	Continuing Education	Digital Services	Total reportable segments	Adjustments and eliminations	Total
As of September 30, 2022 (unaudited)
Other disclosures
Investments in associate	55,900	-	-	55,900	-	55,900
Capital expenditures (*)	187,791	5,637	44,940	238,368	-	238,368

	Undergrad	Continuing Education	Digital Services	Total reportable segments	Adjustments and eliminations	Total
As of December 31, 2021
Total assets	6,072,135	105,629	272,122	6,449,886	(2,480)	6,447,406
Current assets	1,048,869	42,737	117,726	1,209,332	(2,480)	1,206,852
Non-current assets	5,023,266	62,892	154,396	5,240,554	-	5,240,554

Total liabilities and equity	6,072,135	105,629	272,122	6,449,886	(2,480)	6,447,406
Current liabilities	645,657	32,300	91,029	768,986	(2,480)	766,506
Non-current liabilities	2,551,175	47,705	82,002	2,680,882	-	2,680,882
Equity	2,875,303	25,624	99,091	3,000,018	-	3,000,018

	Undergrad	Continuing Education	Digital Services	Total reportable segments	Adjustments and eliminations	Total
As of December 31, 2021
Other disclosures
Investments in associate	48,477	-	-	48,477	-	48,477

As of September 30, 2021 (unaudited)
Capital expenditures (*)	85,220	18,811	36,694	140,725	-	140,725

(*) Capital expenditures consider the acquisitions of property and equipment and intangible assets.

F-12

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The following tables present the statements of income for the Company’s operating segments for the nine-month periods ended September 30, 2022 and 2021:

	September 30, 2022 (unaudited)
	Undergrad	Continuing Education	Digital Services	Total reportable segments	Elimination (inter-segment transactions)	Total

External customer	1,538,037	75,568	131,450	1,745,055	-	1,745,055
Inter-segment	-	-	2,793	2,793	(2,793)	-
Net revenue	1,538,037	75,568	134,243	1,747,848	(2,793)	1,745,055
Cost of services	(546,493)	(42,887)	(36,076)	(625,456)	2,793	(622,663)
Gross profit	991,544	32,681	98,167	1,122,392	-	1,122,392
General and administrative expenses						(596,621)
Other income, net						(8,739)
Operating income						517,032
Finance income						76,618
Finance expenses						(256,873)
Share of income of associate						10,260
Income before income taxes						347,037
Income taxes expenses						(25,612)
Net income						321,425

	September 30, 2021 (unaudited)
	Undergrad	Continuing Education	Digital Services	Total reportable segments	Elimination (inter-segment transactions)	Total

External customer	1,060,345	51,481	109,286	1,221,112	-	1,221,112
Inter-segment	-		327	327	(327)	-
Net revenue	1,060,345	51,481	109,613	1,221,439	(327)	1,221,112
Cost of services	(380,055)	(32,173)	(39,092)	(451,320)	327	(450,993)
Gross profit	680,290	19,308	70,521	770,119	-	770,119
General and administrative expenses						(444,399)
Other expenses, net						1,163
Operating income						326,883
Finance income						45,144
Finance expenses						(168,825)
Share of income of associate						8,626
Income before income taxes						211,828
Income taxes expenses						(18,546)
Net income						193,282

Seasonality of operations

Undergrad´s and Continuing Education tuition revenues are related to the intake process and monthly tuition fees charged to students over the period thus the Company does not have significant fluctuations during the semester.

Digital Services is comprised mostly by Medcel, Pebmed and iClinic revenues. While Pebmed and iClinic do not have significant fluctuation regarding seasonality, Medcel revenues are concentrated in the first and last quarter of the year, as a result of enrollments of Medcel’s clients. The majority of Medcel’s revenues is derived from printed books, which are recognized at the point in time when control is transferred to the customer. The remaining digital services revenue is recognized over time. Consequently, Digital Services segment generally has higher revenues and results of operations in the first and last quarters of the year compared to the second and third quarters of the year.

F-13

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

4	Business combinations

The preliminary fair values of the identifiable assets acquired and liabilities assumed as of acquisition date were:

Assets	Além da Medicina	CardioPapers	Glic
Cash and cash and equivalents	298	3,648	151
Trade receivables	1,705	1,350	94
Other assets	267	1	36
Property and equipment	37	43	-
Intangible assets	15,851	28,616	15,391
	18,158	33,658	15,672
Liabilities
Trade payables	705	1,703	1
Labor and social obligations	79	59	-
Taxes and contributions payable	1,182	352	91
Advances from customers	6,185	3,893	-
Other liabilities	-	-	574
	8,151	6,007	666
Total identifiable net assets at fair value	10,007	27,651	15,006

Preliminary goodwill arising on acquisition	16,782	14,362	15,591
Purchase consideration transferred	26,789	42,013	30,597
Cash paid	14,952	34,924	21,602
Contingent consideration	11,074	7,422	8,995
Consideration to be transferred	763	(333)	-
Analysis of cash flows on acquisition:
Transaction costs of the acquisition (included in cash flows from operating activities)	227	274	222
Cash paid net of cash acquired with the subsidiary (included in cash flows from investing activities)	14,654	31,276	21,451
Net of cash flow on acquisition	14,881	31,550	21,673

(a) Acquisition of Além da Medicina

On March 4, 2022, Afya Brazil acquired 100% of the share capital of BMV Atividades Médicas Ltda. (“Além da Medicina”). The aggregate purchase price of R$26,789 is comprised by: i) R$14,952 of which 100% was paid in cash on the transaction closing date; ii) an earn-out (“contingent consideration”) of up of R$ 19,200 is payable in connection with revenue target achievements for 2023 and 2024; and iii) price adjustment related to net debt of R$763 in favor of selling shareholders. The contingent consideration of R$11,074 is based on the present value of the obligation considering the facts and circumstances at the acquisition date.

Além da Medicina is a medical content online platform for physicians and medical students that provides educational tools besides technical medical content that can assist them throughout their careers. Its contents include mentoring for residency, soft skills and finance, accounting, and investment basics for physicians.

The acquisition of Além da Medicina was accounted for under IFRS 3 – Business Combinations.

Transaction costs to date amount to R$227 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount.

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to Digital Services segment. The preliminary goodwill recognized is not expected to be deductible for income taxes purposes.

F-14

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The Company did not recognize deferred taxes related to the business combination because the tax basis and the accounting basis, including fair value adjustments, were the same at the date of the business combination.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Trademark

Relief from royalty

This methodology is based on the market remuneration of the use license granted to third parties. The value of the asset is restated by the savings of royalties that the owner would have to own the asset. It is necessary to determine a royalty rate that reflects the appropriate remuneration of the asset. The royalty payments, net of taxes, are discounted to present value.

Customer relationships

Multi-period excess earnings method

The method considers the present value of net cash flows expected to be generated by customer relationships, by excluding any cash flows related to contributory assets.

Educational content

Replacement cost

This methodology is based on the estimated cost of replacing the referred asset with a new one (acquisition or reconstruction), adjusted to reflect the losses in value resulting from the physical deterioration and the functional and economic obsolescence of that asset.

Developed technology intangible assets

Replacement cost

This methodology is based on the estimated cost of replacing the referred asset with a new one (acquisition or reconstruction), adjusted to reflect the losses in value resulting from the physical deterioration and the functional and economic obsolescence of that asset.

From the date of acquisition, Além da Medicina has contributed R$8,108 of net revenue and R$ 190 of income before income taxes to the Company. Should the acquisition had taken place at the beginning of the period, net revenue for the period ended September 30, 2022 would have been increased by R$2,529 and income before income taxes would have been increased by R$867.

(b) Acquisition of CardioPapers

On April 5, 2022, Afya Brazil acquired 100% of the share capital of Cardiopapers Soluções Digitais Ltda. (“CardioPapers”). The aggregate purchase price of R$42,013 is comprised by: i) R$34,924 of which 100% was paid in cash on the transaction closing date; ii) an earn-out (“contingent consideration”) of up of R$ 15,000 is payable in connection with revenue target achievements for 2023 and 2024 and other goals; and iii) price adjustment related to net debt of R$333 in favor of Afya Brazil. The contingent consideration of R$7,422 is based on the present value of the obligation considering the facts and circumstances at the acquisition date.

CardioPapers is the main medical content and education platform in the Cardiology field, offering courses and books developed by physicians and for physicians, covering all phases of the medical career, aligned with Afya's overall business strategy.

The acquisition of CardioPapers was accounted for under IFRS 3 – Business Combinations.

Transaction costs to date amount to R$274 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

F-15

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount.

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to Digital Services segment. The preliminary goodwill recognized is not expected to be deductible for income taxes purposes.

The Company did not recognize deferred taxes related to the business combination because the tax basis and the accounting basis, including fair value adjustments, were the same at the date of the business combination.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Trademark

Relief from royalty

This methodology is based on the market remuneration of the use license granted to third parties. The value of the asset is restated by the savings of royalties that the owner would have to own the asset. It is necessary to determine a royalty rate that reflects the appropriate remuneration of the asset. The royalty payments, net of taxes, are discounted to present value.

Customer relationships

Multi-period excess earnings method

The method considers the present value of net cash flows expected to be generated by customer relationships, by excluding any cash flows related to contributory assets.

Educational content

Replacement cost

This methodology is based on the estimated cost of replacing the referred asset with a new one (acquisition or reconstruction), adjusted to reflect the losses in value resulting from the physical deterioration and the functional and economic obsolescence of that asset.

Copyrights

Relief from royalty

This methodology is based on the market remuneration of the use license granted to third parties. The value of the asset is restated by the savings of royalties that the owner would have to own the asset. It is necessary to determine a royalty rate that reflects the appropriate remuneration of the asset. The royalty payments, net of taxes, are discounted to present value.

From the date of acquisition, CardioPapers has contributed R$6,182 of net revenue and R$ 1,295 of income before income taxes to the Company. Should the acquisition had taken place at the beginning of the period, net revenue for the period ended September 30, 2022 would have been increased by R$2,117 and income before income taxes would have been decreased by R$2,041.

(c) Acquisition of Glic

On May 23, 2022, Afya Brazil acquired 100% of the share capital of Quasar Telemedicina Desenvolvimento de Sistemas Computacionais Ltda. (“Glic”). The aggregate purchase price of R$30,597 is comprised by: i) R$21,602 of which 100% was paid in cash on the transaction closing date and ii) an earn-out (“contingent consideration”) of up of R$12,000 is payable in connection with revenue target achievements for 2023 and 2024 and product development goals. The contingent consideration of R$8,995 is based on the present value of the obligation considering the facts and circumstances at the acquisition date.

F-16

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Glic is a free diabetes care and management app solution for physicians and patients that uses technology to improve diabetes education and daily routine practices, connecting users, devices and health providers.

The acquisition of Glic was accounted for under IFRS 3 – Business Combinations.

Transaction costs to date amount to R$222 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount.

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to Digital Services segment. The preliminary goodwill recognized is not expected to be deductible for income taxes purposes.

The Company did not recognize deferred taxes related to the business combination because the tax basis and the accounting basis, including fair value adjustments, were the same at the date of the business combination.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Trademark

Relief from royalty

This methodology is based on the market remuneration of the use license granted to third parties. The value of the asset is restated by the savings of royalties that the owner would have to own the asset. It is necessary to determine a royalty rate that reflects the appropriate remuneration of the asset. The royalty payments, net of taxes, are discounted to present value.

Customer relationships

Multi-period excess earnings method

The method considers the present value of net cash flows expected to be generated by customer relationships, by excluding any cash flows related to contributory assets.

Developed technology intangible assets

Replacement cost

This methodology is based on the estimated cost of replacing the referred asset with a new one (acquisition or reconstruction), adjusted to reflect the losses in value resulting from the physical deterioration and the functional and economic obsolescence of that asset.

From the date of acquisition, Glic has contributed R$45 of net revenue and R$1,410 of losses before income taxes to the Company. Should the acquisition had taken place at the beginning of the period, net revenue for the period ended September 30, 2022 would have been increased by R$173 and income before income taxes would have been decreased by R$700.

F-17

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

5	Cash and cash equivalents

	September 30, 2022	December 31, 2021
	(unaudited)
Cash and bank deposits	27,161	88,487
Cash equivalents	688,483	660,075
	715,644	748,562

Cash equivalents correspond mainly to financial investments in Bank Certificates of Deposit (“CDB”) with highly rated financial institutions and investments funds managed by highly rated financial institutions. As of September 30, 2022, the average interest on these investments are equivalent to 99.76% of the Interbank Certificates of Deposit (“CDI”) (December 31, 2021 - 100.38%). These funds are available for immediate use and have insignificant risk of changes in value. Cash equivalents denominated in U.S. dollars totaled R$628 as of September 30, 2022 (December 31, 2021: R$23,228).

6	Trade receivables

	September 30, 2022	December 31, 2021
	(unaudited)
Tuition fees	309,076	279,915
Educational content (a)	52,442	69,227
FIES	65,705	61,342
Educational credits (b)	30,150	5,375
Mobile app subscription (c)	11,458	20,946
Others	16,031	14,001
	484,862	450,806
(-) Allowance for doubtful accounts	(45,194)	(45,013)
	439,668	405,793
Current	405,450	378,351
Non-current	34,218	27,442

(a) Related to trade receivables from sales of printed books, e-books and medical courses through digital platform from Medcel.

(b) Related to trade receivables from special financing programs and balances outstanding from previous acquisitions.

(c) Related to trade receivables from mobile applications subscriptions for digital medical content.

As of September 30, 2022 and December 31, 2021, the aging of trade receivables was as follows:

	September 30, 2022	December 31, 2021
	(unaudited)
Neither past due nor impaired	253,726	184,382
Past due
1 to 30 days	62,556	68,932
31 to 90 days	86,922	69,299
91 to 180 days	42,371	55,764
More than 180 days	39,287	72,429
	484,862	450,806

F-18

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The changes in the allowance for doubtful accounts for the nine-month periods ended September 30, 2022 and 2021, was as follows:

	September 30, 2022	September 30, 2021
	(unaudited)	(unaudited)
Balances at the beginning of the period	(45,013)	(32,980)
Additions	(29,441)	(34,005)
Write-offs	29,260	27,691
Balances at the end of the period	(45,194)	(39,294)

7	Related parties

The table below summarizes the balances and transactions with related parties:

	September 30, 2022	December 31, 2021
	(unaudited)
Assets
Trade receivables (a)	470	692
	470	692
Current	470	692
Non-current	-	-

Liabilities
Accounts payable to selling shareholders (b)	59,406	54,556
	59,406	54,556
Current	29,703	27,278
Non-current	29,703	27,278

	September 30, 2022	September 30, 2021
	(unaudited)	(unaudited)
Other income
UEPC (a)	477	321
	477	321
Lease
RVL Esteves Gestão Imobiliária S.A.	13,367	10,739
UNIVAÇO Patrimonial Ltda.	2,517	2,363
IESVAP Patrimonial Ltda.	3,633	3,388
	19,517	16,490

(a) Refers to sales of educational content from Medcel to UEPC.

(b) Refers to amounts to be payable to our shareholder Nicolau Carvalho Esteves regarding the agreement to which Afya Brazil acquired the right to develop ITPAC Garanhuns medical school, a greenfield unit. 50% of the transaction is due in two equal annual installments, adjusted by the CDI rate.

F-19

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Key management personnel compensation

Key management personnel compensation included in the Company’s consolidated statement of income comprised the following:

	September 30, 2022	September 30, 2021
	(unaudited)	(unaudited)
Short-term employee benefits	10,478	9,203
Share-based compensation plan	8,279	14,473
	18,757	23,676

Compensation of the Company’s key management includes short-term employee benefits comprised by salaries, labor and social charges, and other ordinary short-term employee benefits. The amounts disclosed in the table above are the amounts recognized as an expense in general and administrative expenses during the reporting period related to key management personnel.

The executive officers participate in share-based compensation plans described in Note 15(b).

8	Other assets

As of September 30, 2022, the Company has R$236,574 (R$ 222,839 in December 31, 2021) accounted for as Other assets as follow:

	September 30, 2022	December 31, 2021
	(unaudited)
Indemnification assets (a)	153,863	135,355
Judicial deposits	14,253	18,825
Prepaid expenses	12,579	10,110
Other FIES receivables	26,546	21,450
Other assets	29,333	37,099
Total	236,574	222,839

Current	37,874	42,533
Non-current	198,700	180,306

(a) Under the terms of the Share Purchase and Sale Agreements ("Agreements") between the Company and the selling shareholders of the subsidiaries acquired, the Company assesses that the selling shareholders are exclusively responsible for any provisions (including labor, tax and civil), which are or will be the subject of a claim by any third party, arising from the act or fact occurred, by action or omission, prior to or on the closing dates of the acquisitions.

F-20

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

9	Investment in associate

The Company holds a 30% interest in UEPC, a medical school located in the Federal District that offers higher education and post-graduate courses, both in person and long-distance learning. The Company’s interest in UEPC is accounted for using the equity method. The following table illustrates the summarized financial information of the Company’s investment in UEPC:

	September 30, 2022	December 31, 2021
	(unaudited)
Current assets	41,767	33,976
Non-current assets	122,708	109,805
Current liabilities	(24,016)	(35,049)
Non-current liabilities	(98,069)	(91,086)
Equity	42,390	17,646
Company’s share in equity – 30%	12,717	5,294
Goodwill	43,183	43,183
Carrying amount of the investment	55,900	48,477

	September 30, 2022	September 30, 2021
	(unaudited)	(unaudited)
Net revenue	104,620	93,085
Cost of services	(42,296)	(38,582)
General and administrative expenses	(24,080)	(21,350)
Finance result	(2,909)	(3,519)
Income before income taxes	35,335	29,634
Income taxes expenses	(1,134)	(881)
Net income for the period	34,201	28,753
Company’s share of income for the period	10,260	8,626

	September 30, 2022	September 30, 2021
	(unaudited)	(unaudited)
Opening balance	48,477	51,410
Dividends received	(2,837)	(5,770)
Share of income	10,260	8,626
Closing balance	55,900	54,266

F-21

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

10	Property and equipment

Cost	Building	Machinery and equipment	Lands	Vehicles	Furniture and fixtures	IT equipment	Library books	Leasehold improvements	Construction in progress	Total

As of December 31, 2020	25,919	68,503	13,401	1,215	29,131	28,511	21,624	122,005	3,706	314,015
Additions	1,382	3,466	5,451	23	16,855	14,443	3,238	9,087	43,490	97,435
Business combinations	-	12,825	-	346	16,673	10,094	5,142	17,658	3,078	65,816
Write-off	-	(105)	-	(238)	(44)	(446)	(585)	(835)	(390)	(2,643)
Transfer	3,670	4	-	-	62	9	-	5,049	(8,794)	-
As of September 30, 2021 (unaudited)	30,971	84,693	18,852	1,346	62,677	52,611	29,419	152,964	41,090	474,623

As of December 31, 2021	52,433	77,371	18,852	1,467	69,834	53,184	30,072	152,976	31,786	487,975
Additions	526	17,390	-	968	21,263	10,225	4,338	2,827	59,104	116,641
Business combinations	-	45	-	-	-	35	-	-	-	80
Write-off	-	(2,127)	-	(775)	(935)	(873)	-	2	(75)	(4,783)
Transfer	38,881	(1,786)	-	(449)	(9,191)	7,505	2,836	(32,153)	(4,826)	817
As of September 30, 2022 (unaudited)	91,840	90,893	18,852	1,211	80,971	70,076	37,246	123,652	85,989	600,730

Depreciation
As of December 31, 2020	-	(19,322)	-	(171)	(8,089)	(10,851)	(10,817)	(4,384)	-	(53,634)
Depreciation	(1,117)	(4,911)	-	(79)	(3,764)	(5,268)	(2,540)	(4,559)	-	(22,238)
Write-off	-	52	-	179	12	87	27	350	-	707
As of September 30, 2021 (unaudited)	(1,117)	(24,181)	-	(71)	(11,841)	(16,032)	(13,330)	(8,593)	-	(75,165)

As of December 31, 2021	(1,673)	(16,391)	-	(220)	(12,496)	(14,922)	(13,600)	(8,865)	-	(68,167)
Depreciation	(3,056)	(8,384)	-	(204)	(4,959)	(7,789)	(2,356)	(6,289)	-	(33,037)
Write-off	-	1,829	-	644	737	892	-	(2)	-	4,100
Transfer	-	(124)	-	1	10,047	(3,311)	(6,102)	(511)	-	-
As of September 30, 2022 (unaudited)	(4,729)	(23,070)	-	221	(6,671)	(25,130)	(22,058)	(15,667)	-	(97,104)

Net book value
As of September 30, 2022 (unaudited)	87,111	67,823	18,852	1,432	74,300	44,946	15,188	107,985	85,989	503,626
As of December 31, 2021	50,760	60,980	18,852	1,247	57,338	38,262	16,472	144,111	31,786	419,808

The Company assesses at each reporting date, whether there is an indication that a property and equipment asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. There were no indications of impairment of property and equipment as of and for the nine-months periods ended September 30, 2022 and 2021.

F-22

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

11	Intangible assets and goodwill

	Goodwill	Licenses with indefinite useful life (i)	Trademark	Customer relationships	Software	Education content	Developed technology	Educational platform	Software in progress	Other	Total

Cost
As of December 31, 2020	810,656	1,451,270	75,014	283,539	16,221	17,305	355	27,902	2,297	-	2,684,559
Additions	-	-	-	-	2,486	-	737	25,254	14,813	-	43,290
Write-off	-	-	-	-	-	-	-	(1,414)	-	-	(1,414)
Business combinations	309,512	599,930	55,387	188,985	1,478	-	29,036	11,599	3,267	-	1,199,194
As of September 30, 2021 (unaudited)	1,120,168	2,051,200	130,401	472,524	20,185	17,305	30,128	63,341	20,377	-	3,925,629

As of December 31, 2021	1,184,336	2,165,406	133,369	431,277	21,759	17,305	34,397	76,444	28,847	-	4,093,140
Additions (ii) (i)	39,100	24,408	-	90	1,093	7,214	23,952	8,854	17,017	-	121,728
Remeasurement (ii)	(8,637)	-	-	-	-	-	-	-	(6)	-	(8,643)
Transfer	-	-	(2,472)	530	10,184	29,505	17,954	(35,498)	(21,020)	-	(817)
Business combinations	46,735	-	46,793	3,829	33	2,627	5,520	-	-	1,055	106,592
As of September 30, 2022 (unaudited)	1,261,534	2,189,814	177,690	435,726	33,069	56,651	81,823	49,800	24,838	1,055	4,312,000

Amortization
As of December 31, 2020	-	-	(3,502)	(85,832)	(6,256)	(7,692)	(32)	(8,235)	-	-	(111,549)
Amortization	-	-	(3,722)	(42,293)	(4,463)	(6,238)	(422)	(2,296)	-	-	(59,434)
Write-off	-	-	-	-	-	-	-	365	-	-	365
As of September 30, 2021 (unaudited)	-	-	(7,224)	(128,125)	(10,719)	(13,930)	(454)	(10,166)	-	-	(170,618)

As of December 31, 2021	-	-	(8,529)	(142,270)	(12,699)	(16,672)	(657)	(11,478)	-	-	(192,305)
Amortization	-	-	(4,630)	(50,238)	(3,310)	(7,173)	(6,959)	(4,787)	-	(53)	(77,150)
As of September 30, 2022 (unaudited)	-	-	(13,159)	(192,508)	(16,009)	(23,845)	(7,616)	(16,265)	-	(53)	(269,455)

Net book value
As of September 30, 2022 (unaudited)	1,261,534	2,189,814	164,531	243,218	17,060	32,806	74,207	33,535	24,838	1,002	4,042,545
As of December 31, 2021	1,184,336	2,165,406	124,840	289,007	9,060	633	33,740	64,966	28,847	-	3,900,835

(i) On March 18, 2022, Afya announced that MEC authorized the increase of 28 seats of Centro Universitário São Lucas, in Ji-Parana located in the state of Rondônia. The earn-out related to the seats approval is R$800 per seat, adjusted by the CDI rate from the closing until the payment date, of which 50% was paid in April 2022 and the remaining amount is payable in cash in two equal installments through 2024.

(ii) During the measurement period, the preliminary goodwill for the acquisition of Unigranrio was adjusted by R$39,100 (R$130,073 initial goodwill) as a result of an increase of liabilities regarding tax contingencies.

(ii) During the measurement period, R$8,637 of goodwill arising from the acquisition of RXPRO was reduced, in connection with management’s view of remote likelihood of RXPRO achieving the revenue goals stablished at the terms of the earn-out.

Impairment testing of goodwill and intangible assets with indefinite lives

The Company performed its annual impairment test in December and when circumstances indicated that the carrying value may be impaired. The Company’s impairment test for goodwill and intangible assets with indefinite lives is based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the different cash generating units were disclosed in the annual consolidated financial statements for the year ended December 31, 2021. There were no indications of impairment of goodwill and intangible assets with indefinite lives for the nine-month period ended September 30, 2022.

Intangible assets with definite lives

For the nine-month period ended September 30, 2022, there were no indicatives that the Company’s intangible assets with finite useful lives might be impaired.

F-23

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

12	Financial assets and financial liabilities

12.1	Financial assets

Financial assets	September 30, 2022	December 31, 2021
At amortized cost	(unaudited)
Cash and cash equivalents	715,644	748,562
Trade receivables	439,668	405,793
Total	1,155,312	1,154,355
Current	1,121,094	1,126,913
Non-current	34,218	27,442

Financial instruments at amortized cost include trade receivables and cash and cash equivalents.

12.2	Financial liabilities

Financial liabilities	September 30, 2022	December 31, 2021
At amortized cost	(unaudited)
Trade payables	62,905	59,098
Loans and financing	1,399,724	1,374,876
Lease liabilities	782,224	714,085
Accounts payable to selling shareholders	598,367	679,826
Notes payable	65,748	72,726
Advances from customers	108,588	114,585
Total	3,017,556	3,015,196
Current	718,709	581,685
Non-current	2,298,847	2,433,511

12.2.1	Loans and financing

Financial institution	Currency	Interest rate	Maturity	September 30, 2022	December 31, 2021
				(unaudited)
Banco Itaú Unibanco S.A.	Brazilian real	CDI + 1.62% p.y.	2023	535,361	510,972
FINEP	Brazilian real	TJLP p.y.	2027	8,842	10,145
Banco Itaú Unibanco S.A.	Brazilian real	CDI + 1.75% p.y.	2024	31,113	31,199
Softbank	Brazilian real	6.5% p.y.	2026	824,408	822,560
				1,399,724	1,374,876
Current				259,638	128,720
Non-current				1,140,086	1,246,156

12.2.2	Leases

The Company has lease contracts for properties. The lease contracts generally have maturities in the lease terms between 5 and 30 years. There are no sublease or variable payments in-substance lease agreements in the period.

F-24

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The carrying amounts of right-of-use assets and lease liabilities as of September 30, 2022 and December 31, 2021 and the movements during the nine-month periods ended September 30, 2022 and 2021, are described below:

	Right-of-use assets	Lease liabilities
As of January 1, 2021	419,074	447,703
Additions	37,967	37,967
Remeasurement	71,546	71,546
Business combinations	141,294	141,294
Depreciation expense	(30,532)	-
Interest expense	-	47,738
Payments of lease liabilities	-	(61,909)
Write-off	(7,612)	(8,444)
As of September 30, 2021 (unaudited)	631,737	675,895

As of January 1, 2022	663,686	714,085
Additions	41,693	41,693
Remeasurement	67,747	67,747
Depreciation expense	(41,519)	-
Interest expense	-	63,458
Payments of lease liabilities	-	(84,509)
Write-off	(19,539)	(20,250)
As of September 30, 2022 (unaudited)	712,068	782,224

As of December 31, 2021
Current	-	24,955
Non-current	663,686	689,130
As of September 30, 2022 (unaudited)
Current	-	28,685
Non-current	712,068	753,539

The Company recognized lease expense from short-term leases and low-value assets of R$9,012 for the nine-month period ended September 30, 2022 (R$5,660 for the nine-month period ended September 30, 2021).

12.2.3	Accounts payable to selling shareholders

	September 30, 2022	December 31, 2021
	(unaudited)
Acquisition of FASA	-	41,581
Acquisition of IPEMED	21,952	30,233
Acquisition of UniRedentor	69,831	85,506
Acquisition of UniSãoLucas	36,145	42,672
Acquisition of FCMPB	162,437	149,175
Acquisition of Medicinae	1,929	3,887
Acquisition of Medical Harbour	3,973	6,801
Acquisition of Cliquefarma	-	3,050
Acquisition of Shosp	2,181	2,141
Acquisition of Unigranrio	210,000	249,979
Acquisition of RXPRO	1,728	10,245
Acquisition of Guaranhuns	59,406	54,556
Acquisition of Além da Medicina (a)	11,711	-
Acquisition of CardioPapers (b)	7,782	-
Acquisition of Glic (c)	9,292	-
	598,367	679,826
Current	241,560	239,849
Non-current	356,807	439,977

F-25

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

	September 30, 2022	September 30, 2021
	(unaudited)	(unaudited)
Opening balance	679,826	518,240
Cash flows	(176,448)	(104,624)
Additions (Earn-outs)	52,330	-
Interest	51,296	17,640
Reversals (i)	(8,637)	-
Installments on Business combinations	-	265,265
Closing balance	598,367	696,521

(i)        During the measurement period, R$8,637 of contingent consideration from the acquisition of RXPRO was reduced, in connection with management’s view of remote likelihood of RXPRO achieving the revenue goals stablished at the terms of the earn-out.

(a) On March 4, 2022, Afya Brazil acquired 100% of Além da Medicina and an earn-out of up to R$19,200 is payable in connection with revenue target achievements and product development goals for 2023 and 2024. The contingent consideration of R$11,074 is based on the present value of the obligation considering the facts and circumstances at the acquisition date, and no relevant impacts were identified by management from the acquisition date. The purchase consideration was adjusted by R$763 in favor of the selling shareholders .

(b) On April 5, 2022, Afya Brazil acquired 100% of CardioPapers and an earn-out of up to R$15,000 is payable in connection with revenue target achievements and other goals regarding credentials in the market for 2023 and 2024. The contingent consideration of R$7,422 is based on the present value of the obligation considering the facts and circumstances at the acquisition date, and no relevant impacts were identified by management from the acquisition date. The purchase consideration was adjusted by R$333 in favor of Afya.

(c) On March 23, 2022, Afya Brazil acquired 100% of Glic and an earn-out of up to R$12,000 is payable in connection with revenue target achievements for 2023 and 2024 and product development goals. The contingent consideration of R$8,995 is based on the present value of the obligation considering the facts and circumstances at the acquisition date, and no relevant impacts were identified by management from the acquisition date.

12.2.4	Notes payable

With the acquisition of UniSL, Afya Brazil assumed notes payable regarding the previous acquisition of a portion of the operations of Universidade Luterana do Brasil (ULBRA) by UniSL in auction by the end of 2018. Two of the UniSL campuses, located in the cities of Ji-Paraná and Porto Velho in the State of Rondônia, were acquired in such transaction. As of September 30, 2022, the notes payable of R$65,748 has a final maturity in 2023 and is adjusted by 100% of IPCA-E.

F-26

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Set out below are the carrying amount of notes payable and the movements during the nine-month periods:

Notes payable
As of January 1, 2021	76,181
Payments (*)	(8,015)
Monetary indexation	5,046
As of September 30, 2021 (unaudited)	73,212

As of January 1, 2022	72,726
Payments (*)	(11,127)
Monetary indexation	4,149
As of September 30, 2022 (unaudited)	65,748

As of December 31, 2021
Current liabilities	14,478
Non-current liabilities	58,248

As of September 30, 2022 (unaudited)
Current liabilities	17,333
Non-current liabilities	48,415

(*) The amounts have been included on the investing activities of the cash flow statement.

12.3	Fair values

The table below is a comparison of the carrying amounts and fair values of the Company’s financial instruments, other than those carrying amounts that are reasonable approximation of fair values:

	September 30, 2022		December 31, 2021
	(unaudited)
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Trade receivables (non-current)	34,218	34,218	27,442	27,442
Total	34,218	34,218	27,442	27,442

Financial liabilities
Loans and financing	1,399,724	1,405,980	1,374,876	1,387,136
Lease liabilities	782,224	782,224	714,085	714,085
Accounts payable to selling shareholders	598,367	598,367	679,826	679,826
Notes payable	65,748	65,748	72,726	72,726
Total	2,846,063	2,852,319	2,841,513	2,853,773

The Company assessed that the fair values of cash and cash equivalents, current trade receivables and other current assets, trade payables, advances from customers and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

The fair value of interest-bearing borrowings and loans are determined by using the DCF method using discount rate that reflects the issuer’s borrowing rate as of the end of the reporting period. The own non-performance risk at September 30, 2022 was assessed to be insignificant.

12.4	Financial instruments risk management objectives and policies

The Company’s principal financial liabilities comprise loans and financing, lease liabilities, accounts payable to selling shareholders, notes payable, trade payables and advances from customers. The main purpose of these financial liabilities is to finance the Company’s operations. The Company’s principal financial assets include trade receivables and cash and cash equivalents.

F-27

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The Company is exposed to market risk, credit risk and liquidity risk. The Company monitors market, credit and liquidity risks in line with the objectives in capital management and counts with the support, monitoring and oversight of the Board of Directors in decisions related to capital management and its alignment with the objectives and risks. The Company’s policy is that no trading of derivatives for speculative purposes may be undertaken. The Board of Directors reviews and agrees with policies for managing each of these risks, which are summarized below.

12.4.1	Financial instruments risk management objectives and policies

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company’s exposure to market risk is related to interest rate risk and foreign currency risk.

The sensitivity analysis in the following sections relate to the position as of September 30, 2022.

(i) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s cash equivalents, loans and financing, accounts payable to selling shareholders and notes payable, with floating interest rates.

Sensitivity analysis

The following table demonstrates the sensitivity to a reasonably possible change in interest rates on cash equivalents, loans and financing and accounts payable to selling shareholders and notes payable. With all variables held constant, the Company’s income before income taxes is affected through the impact on floating interest rates, as follows:

				Increase / decrease in basis points
	September 30, 2022	Index – % per year	Base rate	+75	-75	+150	-150
	(unaudited)
Cash equivalents	687,854	CDI%	93,666	5,159	(5,159)	10,318	(10,318)
Loans and financing	(535,361)	CDI + 1.62%	(81,750)	(4,015)	4,015	(8,030)	8,030
Loans and financing	(31,113)	CDI + 1.75%	(4,791)	(233)	233	(466)	466
Loans and financing	(8,842)	TJLP	(620)	(66)	66	(132)	132
Accounts payable to selling shareholders	(559,771)	CDI	(76,409)	(4,198)	4,198	(8,396)	8,396
Notes payable	(65,748)	IPCA	(4,714)	(493)	493	(986)	986

(ii) Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of exposure will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates to cash and cash equivalents denominated in U.S. dollars in the amount of R$628 as of September 30, 2022 (December 31, 2021: R$23,228).

F-28

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Foreign currency sensitivity

The following table demonstrates the sensitivity in the Company’s income before income taxes of a 10% change in the U.S. dollar exchange rate (R$5.4060 to U.S. dollar 1.00) as of September 30, 2022, with all other variables held constant.

	Exposure	+10%	-10%
As of September 30, 2022
Cash equivalents	628	63	(63)

12.4.2	Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including cash and cash equivalents.

Customer credit risk is managed by the Company based on the established policy, procedures and control relating to customer credit risk management. Outstanding customer receivables are regularly monitored. See Note 6 for additional information on the Company’s trade receivables.

Credit risk from balances with banks and financial institutions is managed by the Company’s treasury department in accordance with the Company’s policy. Investments of surplus funds are made only with approved counterparties and within limits assigned to each counterparty.

The Company’s maximum exposure to credit risk for the components of the statements of financial position on September 30, 2022 and December 31, 2021 is the carrying amounts of its financial assets.

12.4.3	Liquidity risk

The Company’s Management has responsibility for monitor liquidity risk. In order to achieve the Company’s objective, Management regularly reviews the risk and maintains appropriate reserves, including bank credit facilities with first tier financial institutions. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets and liabilities.

The main requirements for financial resources used by the Company arise from the need to make payments for suppliers, operating expenses, labor and social obligations, loans and financing and accounts payable to selling shareholders.

The tables below summarize the maturity profile of the Company’s financial liabilities based on contractual undiscounted amounts:

As of September 30, 2022 (unaudited)	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	62,905	-	-	-	62,905
Loans and financing	330,671	450,003	910,368	-	1,691,042
Lease liabilities	117,657	237,806	223,537	1,178,750	1,757,750
Accounts payable to selling shareholders	256,905	451,462	-	-	708,367
Notes payable	15,767	49,737	-	-	65,504
Advances from customers	108,588	-	-	-	108,588
	892,493	1,189,008	1,133,905	1,178,750	4,394,156

F-29

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

As of December 31, 2021	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	59,098	-	-	-	59,098
Loans and financing	217,903	585,686	948,503	1,212	1,753,304
Lease liabilities	103,003	211,894	204,744	1,108,555	1,628,196
Accounts payable to selling shareholders	246,059	445,066	88,989	-	780,114
Notes payable	15,644	74,306	-	-	89,950
Advances from customers	114,585	-	-	-	114,585
	756,292	1,316,952	1,242,236	1,109,767	4,425,247

12.5	Changes in liabilities arising from financing activities

	January 1, 2022	Payments	Additions	Interest	Business combinations	Other	September 30, 2022
							(unaudited)
Loans and financing	1,374,876	(68,975)	-	92,394	-	1,429	1,399,724
Lease liabilities	714,085	(84,509)	109,440	63,458	-	(20,250)	782,224
Dividends payable	-	(15,726)	15,726	-	-	-	-
Total	2,088,961	(169,210)	125,166	155,852	-	(18,821)	2,181,948

	January 1, 2021	Payments	Additions	Interest	Business combinations	Other	September 30, 2021
							(unaudited)
Loans and financing	617,485	(130,446)	809,539	44,165	36,591	476	1,377,810
Lease liabilities	447,703	(61,909)	109,513	47,738	141,294	(8,444)	675,895
Dividends payable	-	(15,663)	15,663	-	-	-	-
Total	1,065,188	(208,018)	934,715	91,903	177,885	(7,968)	2,053,705

13	Fair value measurement

The following table provides the fair value measurement hierarchy of the Company’s assets and liabilities as of September 30, 2022 and December 31, 2021.

	Fair value measurement
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
September 30, 2022 (unaudited)
Assets for which fair values are disclosed
Trade receivables (non-current)	34,218	-	34,218	-

Liabilities for which fair values are disclosed
Loans and financing	(1,405,980)	-	(1,405,980)	-
Lease liabilities	(782,224)	-	(782,224)	-
Accounts payable to selling shareholders	(598,367)	-	(598,367)	-
Notes payable	(65,748)	-	(65,748)	-

December 31, 2021
Assets for which fair values are disclosed
Trade receivables (non-current)	27,442	-	27,442	-

Liabilities for which fair values are disclosed
Loans and financing	(1,387,136)	-	(1,387,136)	-
Lease liabilities	(714,085)	-	(714,085)	-
Accounts payable to selling shareholders	(679,826)	-	(679,826)	-
Notes payable	(72,726)	-	(72,726)	-

There were no transfers between Levels during the period or year presented.

F-30

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

14	Capital management

For the purposes of the Company’s capital management, capital considers total equity. The primary objective of the Company’s capital management is to maximize the shareholder value.

No changes were made in the objectives, policies or processes for managing capital during the nine-month period ended September 30, 2022.

15	Labor and social obligations

a) Variable compensation (bonuses)

The Company recorded bonuses related to variable compensation of employees and management in cost of services and general and administrative expenses of R$18,571 and R$19,352 in the nine-month periods ended September 30, 2022 and 2021, respectively.

b) Afya Limited share-based compensation plans

b.1) Stock options plan

The stock options plan approved on August 30, 2019, granted to senior executives and other employees of the Company, as a result of the IPO will govern the issuance of equity incentive awards with respect to Company’s Class A common shares. The fair value of the stock options was estimated at the grant date using the Binomial pricing model, taking into account the terms and conditions on which the stock options were granted. The Company accounts for the stock options plan as an equity-settled plan.

On July 29, 2020, the board of directors approved a change in the strike price of the current share-based compensation plan. The strike price is now measured in Brazilian Reais (where the Company’s operations are located and valuated) adjusted by CDI rate instead of U.S. dollar adjusted by T-Bond. Furthermore, the first tranche had its vesting period extended from May 2020 to May 2021, including one year lock-up period after the vesting period. This change was assessed as a modification by the Company and was accounted in accordance with IFRS 2.

On July 8, 2022, the People and ESG Committee approved a change in the strike price of the current share-based compensation plan. All the tranches still to be vested had their strike price modified to the IPO price in Brazilian Reais (R$71.22), adjusted from the IPO date until the exercise date using the Certificado de Depósito Interbancário (CDI index), excluding dividends. The already vested tranches will remain on the previous settled strike price. This change was assessed as a modification by the Company and accounted in accordance with IFRS 2.

As result of those modifications, the expense related to the share-based payment of the Company reflects the cost of the original award at grant date over the vesting period plus the incremental fair value of the repriced options at modification date over the vesting period of the options.

F-31

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The average incremental fair value, as result of the modification, was R$ 3.84 Brazilian Reais per option. The following table list the inputs to the model used to determine the incremental fair value of the stock options as result of the modification:

	Modified plan	Original plan
Strike price at the measurement date	R$76	R$85 – R$126
Dividend yield (%)	0.0%	0.0%
Expected volatility (%)	48% - 59%	42% - 69%
Risk-free interest rate (%)	13% - 15%	5% - 13%
Expected life of stock options (years)	1 – 5	1 – 5
Share price at the measurement date	R$48	R$80 – R$145
Model used	Binomial	Binomial
Weighted average fair value at the measurement date	R$53.06	R$49.22

On May 18, 2022, July 11, 2022 and September 14, 2022, the Company granted 1,234,919 additional stock options, respectively:

	May 2022	July 2022	September 2022
Strike price at the measurement date	R$70	R$52	R$52
Dividend yield (%)	0.0%	0.0%	0.0%
Expected volatility (%)	48% - 60%	48% - 59%	48% - 58%
Risk-free interest rate (%)	12% - 13%	13% - 15%	12%
Expected life of stock options (years)	1 – 5	1 – 5	1 – 5
Share price at the measurement date	R$ 55.54	R$ 48.24	R$ 72.59
Model used	Binomial	Binomial	Binomial
Weighted average fair value at the measurement date	R$ 19.13	R$ 17.98	R$ 34.86

The following table illustrates the number and movements in stock options during the period:

	Weighted average exercise price (in Reais)	Number of stock options
		2022	2021
Outstanding at January 1	92.33	3,086,728	2,510,983
Granted	53.02	1,234,919	929,000
Exercised	-	-	(434,669)
Forfeited	96.77	(361,749)	(50,000)
Expired	88.59	(203,611)	-
Outstanding at September 30	69.16	3,756,287	2,955,314

The share-based compensation expense recognized in general and administrative expenses in the interim statement of income for the nine-month period ended September 30, 2022 was R$18,503 (September 30, 2021: R$33,949).

b.2) Restricted Stock Units (RSU) Program

On July 8, 2022, the Company approved the new Restricted Stock Units (RSU) program for employees. The participant's right to effectively receive ownership of the restricted shares will be conditioned on the participant's continuance as an employee or director in the business group from the grant date until vesting.

The executives will be entitled to these shares in a proportion of 10%, 20%, 30%, 40% each year.

In July 2022 and September 2022, 442,546 and 4,678 RSUs were granted, respectively, to Afya’s executives, with vesting periods from May 2023 to May 2026. Fair values at grant date were R$48.24 and R$72.59, respectively.

F-32

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The Company accounts for the RSU plan as an equity-settled plan, except for the portion of labor and social securities obligations.

Total reserve on equity for RSU program on September 30, 2022 amount R$1,911. Social charges amount R$907 on social obligations liabilities as at September 30, 2022.

16	Equity

a) Share capital

As of September 30, 2022, the Company’s share capital was R$ 17 (R$ 17 as of December 31, 2021) represented by 93,722,831 shares comprised by 47,920,068 class A common shares and 45,802,763 class B common shares.

b) Dividends

In the nine-month period ended September 30, 2022 CCSI and IESVAP approved the payment of interim dividends of R$52,231, which R$36,505 was distributed to Afya and R$15,726 to non-controlling shareholders.

c) Buy-back program

On December 23, 2020, the Company announced that its Board of Directors has approved a share buy-back program. Afya may repurchase up to 1,015,844 of its outstanding Class A common shares in the open market, based on prevailing market prices, over a period beginning on December 24, 2020 continuing until the earlier of the completion of the repurchase or December 31, 2021, depending upon market conditions.

On October 27, 2021, the Company’s board of directors approved a new share repurchase program. Afya may repurchase up to 1,383,108 of its outstanding Class A common shares in the open market, based on prevailing market prices, beginning on October 28, 2021, until the earlier of the completion of the repurchase or December 31, 2022, depending upon market conditions.

On January 27, 2022, the Company’s board of directors approved a new share repurchase program. Afya may repurchase up to 1,874,457 of its outstanding Class A common shares in the open market, based on prevailing market prices, beginning on January 27, 2022, until the earlier of the completion of the repurchase or December 31, 2022, depending upon market conditions.

During the nine-month period ended September 30, 2022, the Company’s cash outflow was R$152,317 (R$98,541 during the nine-month period ended on September 30, 2021).

The following table illustrates the number and movements in treasury shares during the nine-month periods ended September 30, 2022 and 2021:

	Number of shares	Average price (in Brazilian Reais)
Outstanding at January 1, 2021	-	-
Repurchased	820,502	119.99
Transferred from exercise of stock options	(434,669)	124.26
Outstanding at September 30, 2021	385,833	115.35

Outstanding at January 1, 2022	1,654,927	92.23
Repurchased	2,131,358	71.40
Outstanding at September 30, 2022	3,786,285	80.81

F-33

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

17	Earnings per share (EPS)

Basic EPS is calculated by dividing net income attributable to the equity holders of the Company by the weighted average number of common shares outstanding during the period.

Diluted EPS is calculated by dividing net income attributable to the equity holders of the parent by the weighted average number of common shares outstanding during the period plus the weighted average number of shares that would be issued on conversion of all potential shares with dilutive effects.

Diluted earnings per share are computed including stock options granted to key management using the treasury shares method when the effect is dilutive. The Company has the stock option and restricted share unit plans in the category of potentially dilutive shares.

The following table reflects the net income and share data used in the basic and diluted EPS calculations:

	Three-month period ended		Nine-month period ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Numerator	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income attributable to equity holders of the parent	75,760	53,030	306,875	178,357
Denominator
Weighted average number of outstanding shares	89,936,546	93,593,135	90,469,327	93,403,473
Effects of dilution from stock options and restricted share units	562,376	807,619	200,468	892,479
Weighted average number of outstanding shares adjusted for the effect of dilution	90,498,922	94,400,754	90,669,795	94,295,952

Basic earnings per share (R$)	0.84	0.57	3.39	1.91
Diluted earnings per share (R$)	0.84	0.56	3.38	1.89

18	Revenue

	Three-month period ended		Nine-month period ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Tuition fees	718,820	591,918	2,119,751	1,492,533
Other	53,863	33,877	152,556	123,149
Deductions
Granted discounts	(66,755)	(70,534)	(174,340)	(146,724)
Early payment discounts	(21,968)	(12,631)	(62,888)	(34,404)
Returns	(18,358)	(19,446)	(43,567)	(36,597)
Taxes	(27,983)	(19,296)	(78,463)	(52,520)
PROUNI	(57,044)	(49,501)	(167,994)	(124,325)
Net revenue from contracts with customers	580,575	454,387	1,745,055	1,221,112
Timing of revenue recognition of net revenue from contracts with customers
Tuition, digital content and app subscription fees - Transferred over time	568,448	444,803	1,699,104	1,159,175
Other - Transferred at a point in time	12,127	9,584	45,951	61,937

F-34

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The Company`s revenue from contracts with customers are all in Brazil. The Company is not subject to the payment of the social integration program tax (Programa de Integração Social, or PIS) and the social contribution on revenues tax (Contribuição para o Financiamento da Seguridade Social, or COFINS) on the revenue from under graduation degrees under the PROUNI program.

The following table presents statements of income for the Company’s operating segments for nine-month periods ended September 30, 2022 and 2021:

Revenue by segment	Undergrad	Continuing Education	Digital Services	Elimination (inter-segment transactions)	September 30, 2022
					(unaudited)
Types of services or goods	1,538,037	75,568	134,243	(2,793)	1,745,055
Tuition fees	1,527,261	75,568	-	-	1,602,829
Other	10,776	-	134,243	(2,793)	142,226

Timing of revenue recognition	1,538,037	75,568	134,243	(2,793)	1,745,055
Transferred over time	1,527,261	75,568	96,275	-	1,699,104
Transferred at a point in time	10,776	-	37,968	(2,793)	45,951

Revenue by segment	Undergrad	Continuing Education	Digital Services	Elimination (inter-segment transactions)	September 30, 2021
					(unaudited)
Types of services or goods	1,060,345	51,481	109,613	(327)	1,221,112
Tuition fees	1,051,642	51,481	-	-	1,103,123
Other	8,703	-	109,613	(327)	117,989

Timing of revenue recognition	1,060,345	51,481	109,613	(327)	1,221,112
Transferred over time	1,051,642	51,481	56,052	-	1,159,175
Transferred at a point in time	8,703	-	53,561	(327)	61,937

19	Expenses and costs by nature

	Three-month period ended		Nine-month period ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cost of services	(216,691)	(180,042)	(622,663)	(450,993)
General and administrative expenses	(210,692)	(178,811)	(596,621)	(444,399)
Total	(427,383)	(358,853)	(1,219,284)	(895,392)

Payroll	(238,008)	(188,883)	(657,205)	(474,075)
Hospital and medical agreements	(15,791)	(9,230)	(45,922)	(27,342)
Depreciation and amortization	(52,617)	(45,289)	(151,706)	(112,204)
Lease expenses	(3,906)	(3,337)	(9,012)	(5,660)
Utilities	(3,855)	(2,704)	(13,254)	(6,440)
Maintenance	(20,013)	(13,006)	(55,646)	(30,496)
Share-based compensation	(8,833)	(8,847)	(20,414)	(33,949)
Tax expenses	(3,963)	(3,001)	(8,036)	(8,495)
Pedagogical services	(12,197)	(13,386)	(35,086)	(28,939)
Sales and marketing	(12,200)	(9,773)	(36,704)	(25,083)
Allowance for doubtful accounts	1,082	(13,496)	(29,441)	(34,005)
Travel expenses	(3,259)	(2,470)	(9,880)	(4,052)
Consulting fees	(10,115)	(15,247)	(24,984)	(29,586)
Other	(43,708)	(30,184)	(121,994)	(75,066)
Total	(427,383)	(358,853)	(1,219,284)	(895,392)

F-35

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

20	Finance result

	Three-month period ended		Nine-month period ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Income from financial investments	19,185	11,483	48,888	23,094
Interest received	9,400	9,857	21,979	17,947
Foreign exchange gain, net	27	6,267	-	-
Other	590	1,554	5,751	4,103
Finance income	29,202	29,161	76,618	45,144

Interest expense	(52,680)	(32,776)	(147,839)	(66,851)
Interest expense on lease liabilities	(22,066)	(18,525)	(63,458)	(47,738)
Financial discounts granted	(7,965)	(5,898)	(19,761)	(16,552)
Bank fees	(2,179)	(2,527)	(6,610)	(6,311)
Foreign exchange loss, net	-	-	(293)	(18,376)
IOF taxes (taxes on financial transactions)	(197)	(109)	(605)	(3,132)
Other	(6,846)	(4,723)	(18,307)	(9,865)
Finance expenses	(91,933)	(64,558)	(256,873)	(168,825)

Finance result	(62,731)	(35,397)	(180,255)	(123,681)

21	Income taxes

Income taxes are comprised of taxation over operations in Brazil, related to Corporate Income Tax ("IRPJ") and Social Contribution on Net Profit ("CSLL"). According to Brazilian tax legislation, income taxes and social contribution are assessed and paid by legal entity and not on a consolidated basis.

Reconciliation of income taxes expense

The following is a reconciliation of income tax expense to profit (loss) for the period, calculated by applying the combined Brazilian statutory rates at 34% for the three and nine-month periods ended September 30, 2022 and 2021:

	Three-month period ended		Nine-month period ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Income before income taxes	87,107	63,006	347,037	211,828
Combined statutory income taxes rate - %	34%	34%	34%	34%
Income taxes at statutory rates	(29,616)	(21,422)	(117,992)	(72,022)
Reconciliation adjustments:
Tax effect on loss from entities not subject to taxation	(8,773)	(6,708)	(24,030)	(29,053)
PROUNI - Fiscal Incentive (a)	65,835	53,992	210,799	145,972
Unrecognized deferred tax assets	(29,103)	(29,599)	(86,759)	(59,733)
Presumed profit income tax regime effect (b)	(1,114)	(1,428)	(1,435)	(4,457)
Permanent adjustments	(3,614)	(1,177)	(8,372)	(3,187)
Other	(312)	1,325	2,177	3,934
Income taxes expense – current	(6,697)	(5,017)	(25,612)	(18,546)
Effective rate	7.7%	8.0%	7.4%	8.8%

F-36

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

(a) The Company adhered to PROUNI, established by Law 11,096 / 2005, which is a federal program that exempt companies of paying income taxes and social contribution.

(b) Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The effect of the presumed profit of certain subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

Deferred income taxes

As of September 30, 2022, the Company had accumulated unrecognized deferred income tax assets on temporary differences and tax losses in the amount of R$688,028 (tax-basis) (R$ 432,226 (tax-basis) as of December 31, 2021) which does not have any tax planning opportunities available that could support the recognition of these temporary differences as deferred tax assets. Accordingly, the Company did not recognize deferred tax assets.

22	Insurance contracts and contingencies

a) Insurance contracts

The Company and its subsidiaries have a risk management program with the purpose of delimiting the risks, seeking in the market coverage compatible with its size and operations.

b) Legal proceedings and contingencies

The provisions related to labor, civil and taxes proceedings whose likelihood of loss is assessed as probable are as follows:

	Labor	Civil	Taxes (i)	Total

Balances as of December 31, 2020	4,519	13,280	35,340	53,139
Business combinations	16,597	6,017	57,638	80,252
Additions	1,441	3,509	9,957	14,907
Reversals	(518)	(641)	(230)	(1,389)
Balances as of September 30, 2021 (unaudited)	22,039	22,165	102,705	146,909

Balances as of December 31, 2021	25,490	22,928	99,869	148,287
Additions	937	6,353	57,452	64,742
Reversals	(3,785)	(2,457)	(1,636)	(7,878)
Balances as of September 30, 2022 (unaudited)	22,642	26,824	155,685	205,151

(i) During the nine-month period ended September 30, 2022, R$48,333 of tax contingencies added with a corresponding increase of goodwill (Unigranrio as disclosed in note 11) and indemnification assets.

There are other civil, labor, taxes and social security proceedings assessed by Management and its legal counsels as possible risk of loss, for which no provisions are recognized, as follows:

	September 30, 2022	December 31, 2021
	(unaudited)
Labor	13,377	5,098
Civil	58,923	56,501
Taxes and social security	4,840	4,459
Total	77,140	66,058

F-37

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The Company has judicial deposits, related to taxes, civil and labor proceedings, recorded in other assets (non-current) in the amount of R$14,253 as of September 30, 2022 (December 31, 2021: R$ 18,825).

Under the terms of the Share Purchase and Sale Agreements ("Agreements") between the Company and the selling shareholders of the subsidiaries acquired, the Company assesses that the selling shareholders are exclusively responsible for any provisions (including labor, tax and civil), which are or will be the subject of a claim by any third party, arising from the act or fact occurred, by action or omission, prior to or on the closing dates of the acquisitions.

Accordingly, and considering that the provisions for legal proceedings recorded by the Company that result from causes arising from events occurring prior to the closing dates of the acquisitions, any liability for the amounts to be disbursed, in case of their effective materialization in loss, belongs exclusively to the selling shareholders. In this context, the Agreements state that the Company and its subsidiaries are indemnified and therefore exempt from any liability related to said contingent liabilities and, therefore, the provision amounts related to such contingencies are presented in the non-current liabilities and the correspondent amount of R$153,863 (December 31, 2021: R$ 135,355) is presented in non-current other assets.

23	Non-cash transactions

During the nine-month periods ended September 30, 2022 and 2021, the Company carried out non-cash transactions which are not reflected in the statement of cash flows. The main non-cash transactions in 2021 were the issuance of shares for the acquisition of iClinic and Cliquefarma, addition of the provision for legal proceedings with corresponding indemnification assets, additions and remeasurements of right-of-use assets and lease liabilities. The main non-cash transactions in 2022 were the addition of the provision for legal proceedings with corresponding indemnification assets and goodwill, additions and remeasurement of right-of-use assets and lease liabilities.

24	Subsequent events

Acquisition of UNIT Alagoas and FITS Jaboatão dos Guararapes

On October 13, 2022, Afya Brazil announced the acquisition of 100% of the total share capital of Sociedade Educacional e Cultural Sergipe DelRey Ltda. (“DelRey”), which encompasses the operations of Centro Universitário Tiradentes Alagoas (“UNIT Alagoas”) and Faculdade Tiradentes Jaboatão dos Guararapes (“FITS Jaboatão dos Guararapes”). The transaction does not enclose the “UNIT” and “FITS” brands, which will be licensed for Afya during the first year of operation.

The aggregate purchase price was R$825,000 before the deduction of Net Debt that will be calculated at the closing date. It will be paid as follows: R$575,000 in cash on the transaction closing date and R$250,000 in three annual installments, respectively, of R$150,000, R$50,000, and R$50,000, adjusted by the Brazilian interest rate (SELIC).

There is a contingent payment related to 84 additional seats subject to approval. If the Ministry of Education approves those seats until December 31, 2024, it will result in a potential additional payment of R$1,250 per seat in UNIT Alagoas. The additional payment will be adjusted by the Brazilian inflation rate (IPCA) between the closing date and the date of its effective payment.

F-38

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The acquisition date fair value of each major class of consideration, including the allocation of the purchase price has not been completed by the Company as of the issuance date of these interim financial statements. The impact on revenue and profit or loss of the combined entity for the current reporting period as if the acquisition date had been as of the beginning of the annual reporting period is not available as the Company did not conclude this acquisition since the precedent conditions for completion of the transaction have not yet been met. Therefore, these interim financial statements do not include this information. The transaction costs to date amounted to R$828. Any goodwill generated in the transaction is not expected to be deductible for tax purposes.

***

F-39